UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13D-2(a)

(Amendment No. 1)

RETROPHIN, INC.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

250392305

(CUSIP Number)

Martin Shkreli
MSMB Healthcare Management LLC
MSMB Healthcare LP
MSMB Healthcare Investors LLC
MSMB Capital Management LLC
MSMB Capital Management LP
Retrophin, Inc.
777 Third Avenue, 22nd Floor
New York, NY 10017
 (212) 983-1310

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 12 Pages)

1	NAME OF REPORTING PERSONS MSMB Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00% (1) (see Item 5)
14	TYPE OF REPORTING PERSON PN

(1) Based on 11,672,167 shares of Common Stock outstanding following the Private Placement (as defined in Item 4 below), which figure reflects (i) 8,338,836 shares of Common Stock as reported in the Issuer’s Current Report on Form 8-K filed on December 19, 2012 and (ii) an aggregate of  3,333,331 shares of Common Stock issued subsequent thereto, as reported in the Issuer’s Current Report on Form 8-K filed by the Issuer on February 19, 2013, consisting of 272,221 shares of Common Stock issued in certain private placement transactions in January 2013 and 3,061,110 shares of Common Stock issued in connection with the Private Placement.

1	NAME OF REPORTING PERSONS MSMB Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00% (2) (see Item 5)
14	TYPE OF REPORTING PERSON OO

(2) See footnote 1 above.

1	NAME OF REPORTING PERSONS MSMB Healthcare LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 473,274 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 473,274 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 473,274 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.05% (3) (see Item 5)
14	TYPE OF REPORTING PERSON PN

(3) See footnote 1 above.

1	NAME OF REPORTING PERSONS MSMB Healthcare Investors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 413 shares
	8	SHARED VOTING POWER 473,274 shares
	9	SOLE DISPOSITIVE POWER 413 shares
	10	SHARED DISPOSITIVE POWER 473,274 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 473,274 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.06% (4) (see Item 5)
14	TYPE OF REPORTING PERSON OO

(4) See footnote 1 above.

1	NAME OF REPORTING PERSONS MSMB Healthcare Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 473,274 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 473,274 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 473,274 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.05% (5) (see Item 5)
14	TYPE OF REPORTING PERSON OO

(5) See footnote 1 above.

1	NAME OF REPORTING PERSONS Martin Shkreli
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,713,520 shares (6)
	8	SHARED VOTING POWER 473,687 shares
	9	SOLE DISPOSITIVE POWER 2,713,520 shares (6)
	10	SHARED DISPOSITIVE POWER 473,687 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,187,207 shares (6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.17% (7) (see Item 5)
14	TYPE OF REPORTING PERSON IN

(6) Includes common stock purchase warrants to purchase 60,000 shares of Common Stock.

(7) See footnote 1 above.

The Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 20, 2012 by (i) MSMB Capital Management LP (“MSMB Capital LP”), (ii) MSMB Capital Management LLC (“MSMB Capital LLC”), (iii) MSMB Healthcare LP (“MSMB Healthcare”), (iv) MSMB Healthcare Investors LLC (“MSMB Investors”), (v) MSMB Healthcare Management LLC (“MSMB Management”), and (vi) Martin Shkreli, a natural person (collectively, the “Reporting Persons”), with respect to the securities of Retrophin, Inc., formerly known as Desert Gateway, Inc. (the “Issuer”), is hereby amended by this Amendment No. 1. Only those items hereby reported in this Amendment No. 1 are amended and all other items remain unchanged.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto on the Schedule 13D filed with the SEC on December 20, 2012.

Item 1.   Security and Issuer.

Item 1 is hereby amended and supplemented as follows:

Effective February 14, 2013, the Issuer changed its name from “Desert Gateway, Inc.” to “Retrophin, Inc.”

Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On February 14, 2013, Mr. Shkreli purchased 120,000 shares of Common Stock and Common Stock Purchase Warrants to purchase 60,000 shares of Common Stock (the “Warrants”) from the Issuer for an aggregate purchase price of $360,000.  The Warrants are exercisable at any time upon the election of the holder, beginning on the date of issuance and ending of the fifth anniversary of the date of issuance, an initial exercise price per share of $3.60, subject to adjustment as provided therein.  The source of funds used by Mr. Shkreli to purchase such securities was his personal funds.

Item 4.   Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The disclosure set forth in Item 3 of this Amendment No. 1 is incorporated herein by reference.

On February 14, 2013, in connection with a private placement of the Issuer’s securities (the “Private Placement”), Mr. Shkreli purchased from the Issuer 120,000 shares of Common Stock and Warrants to purchase 60,000 shares of Common Stock for an aggregate purchase price of $360,000, pursuant to a Securities Purchase Agreement, dated as of February 12, 2013, by and among the Issuer and the purchasers signatory thereto, including Mr. Shkreli.

Item 5.   Interest in Securities of the Issuer.

Items 5(a), 5(b) and 5(c) of the Schedule 13D are amended and restated to read as follows:

(a)

Reporting Person	Beneficial Ownership of Common Stock
All Reporting Persons	Number of shares: 3,187,207 Percentage of shares: 27.17% *
MSMB Capital LP	Number of shares: 0 Percentage of shares: 0.00% *
MSMB Capital LLC	Number of shares: 0 Percentage of shares: 0.00% *
MSMB Healthcare	Number of shares: 473,274 Percentage of shares: 4.05% *
MSMB Investors	Number of shares: 473,687 Percentage of shares: 4.06% *
MSMB Management	Number of shares: 473,274 Percentage of shares: 4.05% *
Martin Shkreli	Number of shares: 3,187,207 Percentage of shares: 27.17% *

*
Based on 11,672,167 shares of Common Stock outstanding following the Private Placement, which figure reflects (i) 8,338,836 shares of Common Stock as reported in the Issuer’s Current Report on Form 8-K filed on December 19, 2012 and (ii) an aggregate of  3,333,331 shares of Common Stock issued subsequent thereto, as reported in the Issuer’s Current Report on Form 8-K filed by the Issuer on February 19, 2013, consisting of 272,221 shares of Common Stock issued in certain private placement transactions in January 2013 and 3,061,110 shares of Common Stock issued in connection with the Private Placement.

(b)           Mr. Shkreli has sole voting power and sole dispositive power with regard to 2,713,520 shares of Common Stock.  MSMB Healthcare has sole voting power and sole dispositive power with regard to 473,274 shares of Common Stock.  Each of MSMB Investors, MSMB Management and Mr. Shkreli have shared voting power and shared dispositive power with regard to such shares of Common Stock.  MSMB Investors has sole voting power and sole dispositive power with regard to 413 shares of Common Stock.  Mr. Shkreli has shared voting power and shared dispositive power with regard to such shares of Common Stock.

Each of MSMB Capital LLC and Mr. Shkreli, by virtue of their relationships with MSMB Capital LP, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Act”)) the shares of Common Stock which MSMB Capital LP directly beneficially owns.  Each of MSMB Investors, MSMB Management and Mr. Shkreli, by virtue of their relationships with MSMB Healthcare, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the shares of Common Stock which MSMB Healthcare directly beneficially owns.  Mr. Shkreli, by virtue of his relationship with MSMB Investors, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the shares of Common Stock which MSMB Investors directly beneficially owns.  Each of MSMB Capital LLC, MSMB Investors, MSMB Management and Mr. Shkreli disclaim beneficial ownership of such shares of Common Stock for all other purposes.

(c)           Other than the open market purchases of shares of Common Stock by Mr. Shkreli described below, and as otherwise disclosed under Item 3 of this Schedule 13D, which disclosures are incorporated herein by reference, there have been no transactions in the Issuer’s Common Stock effected by the Reporting Persons during the past 60 days.

Date	Number of Shares	Price Per Share
12/17/2012	100	$7.69
12/26/2012	100	$3.55
2/12/2013	1,400	$3.5714

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The disclosure set forth in Item 3 and Item 4 of this Amendment No. 1 is incorporated herein by reference.  In connection with the closing of the Private Placement, on February 14, 2013, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the purchasers of the Issuer’s securities in the Private Placement, including Mr. Shkreli.  Under the terms of the Registration Rights Agreement, the Issuer agreed to prepare and file with the SEC a registration statement for the resale of all of the shares of Common Stock and shares of Common Stock underlying the Warrants sold in the Private Placement (including those purchased by Mr. Shkreli) within 30 days after the closing of the Private Placement, and to use its reasonable efforts to have such registration statement declared effective within 60 days after the date of the Registration Rights Agreement (or, in the event of a “full review” by the Commission, within 90 days after the date of the Registration Rights Agreement).  The Issuer has also agreed to maintain the effectiveness of the registration statement until all of the securities covered by the registration statement have or may be sold by investors under Rule 144 of the Securities Act of 1933, as amended, without volume or manner-of-sale restrictions.

The Registration Rights Agreement provides that in the event the registration statement has not been filed or declared effective within the prescribed time period or if the Issuer has failed to maintain the effectiveness of the registration statement as required for specified time periods, the Issuer shall pay to the holders of registrable securities, on each date of such event and on each monthly anniversary thereof until the applicable event is cured, liquidated damages equal to 2.0% of the aggregate purchase price paid by such holder pursuant to the Securities Purchase Agreement, up to a maximum of 10.0% of such aggregate purchase price.

Item 7.   Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

3.
Securities Purchase Agreement, dated as of February 12, 2013, by and among the Issuer and the purchasers in the Private Placement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on February 19, 2013)

4.	Form of Common Stock Purchase Warrant, dated February 14, 2013 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on February 19, 2013)
5.
Registration Rights Agreement, dated as of February 14, 2013, by and among the Issuer and the purchasers in the Private Placement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on February 19, 2013)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 19, 2013

MSMB CAPITAL MANAGEMENT LLC

By: /s/ Martin Shkreli
Name:  Martin Shkreli
Title:  Managing Member

MSMB CAPITAL MANAGEMENT LP
By MSMB Capital Management LLC, its general partner

By: /s/ Martin Shkreli
Name:  Martin Shkreli
Title:  Managing Member

MSMB HEALTHCARE LP
By MSMB Healthcare Investors LLC, its general partner

By: /s/ Martin Shkreli
Name:  Martin Shkreli
Title:  Managing Member

MSMB HEALTHCARE INVESTORS LLC

By: /s/ Martin Shkreli
Name:  Martin Shkreli
Title:  Managing Member

MSMB HEALTHCARE MANAGEMENT LLC

By: /s/ Martin Shkreli
Name:  Martin Shkreli
Title:  Managing Member

/s/ Martin Shkreli
Martin Shkreli